09042281

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-051339

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INVESTORS PROPERTIES, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 THOMAS POINT ROAD
(No. and Street)

ANNAPOLIS (City) MD (State) 21403 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 31 2009 BRANCH OF REGISTRATIONS AND EXAMINATIONS 10

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. DELLAGE (410)-263-1420 (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 9/24

OATH OR AFFIRMATION

I, C. LEE SLAGLE, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of INVESTORS PROPERTIES, INC., as of June 30, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

ASHLEY M. YOST
NOTARY PUBLIC
ANNE ARUNDEL CO., MD
MY COMM. EXPS. 06/22/2011

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS PROPERTIES, INC.

STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2009

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Investors Properties, Inc.

We have audited the statement of financial condition of Investors Properties, Inc., at June 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Investors Properties, Inc. as of June 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

August 21, 2009

INVESTORS PROPERTIES, INC.

ANNAPOLIS, MD

STATEMENT OF FINANCIAL CONDITION

AT JUNE 30, 2009

ASSETS

Current assets		
Cash	$	33,293
Commissions receivable		92
Investment		74,585
Total assets	$	107,970

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	96
Stockholder's equity		
Common stock		1,000
Additional paid in capital		60,300
Retained earnings		46,574
Total Members' equity		107,874
Total liabilities and stockholder's equity	$	107,970

The accompanying notes are an integral part of this financial statement.

INVESTORS PROPERTIES, INC.

ANNAPOLIS, MD

NOTES TO FINANCIAL STATEMENTS

AT JUNE 30, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Investors Properties, Inc. (Company) is a securities broker/dealer and is registered with the FINRA.

Accounting Basis
The financial statements are prepared on the accrual basis of accounting.

Securities Transactions
Securities transactions and any related gains or losses on sales are recorded on a trade date basis.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Accounts receivable
Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write- off method is not materially different from the results that would have been obtained had the allowance method been followed.

Income Taxes
The Company accounts for income taxes using the liability method, under which deferred tax assets and liabilities are determined based on the differences between financial statement and tax basis carrying amounts. As of June 30, 2009, no provision for deferred tax benefit has been made due to the uncertainty of realizing it in the future.

NOTE 2 - USE OF ESTIMATES

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

NOTE 3 - INVESTMENT
At June 30, 2009, the Company's investment is compromised entirely of NASDAQ stock and is carried at market value.

(Continued)

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness, as defined to net capital, as defined, shall not exceed 15 to 1. The Company had net capital and net capital requirements computed under these provisions as follows:

Net capital	$ 85,498
Net capital requirement	$ 5,000

NOTE 5 - OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the account of customers and limits its business to mutual funds and variable annuities. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(1).